Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enterprise Bancorp, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Enterprise Bancorp, Inc. of our reports dated March 15, 2012, with respect to the consolidated balance sheets of Enterprise Bancorp, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Enterprise Bancorp, Inc.

/s/ KPMG LLP

Boston, Massachusetts
September 25, 2012